[redacted]

BD

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 15 2011
22 REGISTRATIONS BRANCH

UNITED STATE
SECURITIES AND EXCHANGI
Washington, D.C. 2

11022065

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5 (A)
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67539 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPOUTING ROCK CAPITAL ADVISORS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 STRAFFORD AVENUE, SUITE 350
(No. and Street)

| WAYNE | PA | 19087 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WADE J. BOWDEN & COMPANY, CPAS P.C.
(Name – *if individual, state last, first, middle name*)

| 863 FLAT SHOALS RD SE, SUITE C-369 | CONYERS | GA | 30094 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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## OATH OR AFFIRMATION

I, Blakely C Page, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spouting Rock Capital Advisors, as of March 19, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
MATTHEW J FISHER
Notary Public
RADNOR TWP., DELAWARE COUNTY
My Commission Expires Dec 9, 2013

[signature]
Signature

President Managing Partner
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# OATH OR AFFIRMATION

I, ___________________________________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____________________________________________________________________________________________, as of _________________________________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____________________________________________________________________________________________

_____________________________________________________________________________________________

_____________________________________________________________________________________________

________________________________
Signature

________________________________
Title

________________________________
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SPOUTING ROCK CAPITAL ADVISORS, LLC

## Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

# INDEPENDENT AUDITORS' REPORT

To the Members and Directors
SPOUTING ROCK CAPITAL ADVISORS, LLC

We have audited the statement of financial condition of Spouting Rock Capital Advisors, LLC as of December 31, 2010 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spouting Rock Capital Advisors, LLC as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J Bowden & Company

Atlanta, Georgia
February 22, 2011

863 FLAT SHOALS ROAD SE, SUITE C-369
CONYERS, GEORGIA 30094
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

# SPOUTING ROCK CAPITAL ADVISORS, LLC

**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2010**

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash | $ | 23,849 |
| Employee advances | | 238,250 |
| Accounts receivable | | 3,600 |
| Prepaid expenses | | 334 |
| Total current assets | | 266,033 |
| **FURNITURE AND EQUIPMENT** | | 5,607 |
| Less accumulated depreciation | | (1,837) |
| Furniture and equipment - net | | 3,770 |
| **OTHER ASSETS:** | | |
| Organizational costs, net of accumulated amortization of $12,576 | | 3,143 |
| Deposit | | 10,889 |
| Total other assets | | 14,032 |
| TOTAL | $ | 283,835 |

## LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITY - accounts payable** | $ | 10,475 |
| TOTAL LIABILITIES | | 10,475 |
| **MEMBERS' EQUITY** | | 273,360 |
| TOTAL | $ | 283,835 |

See Independent Auditors' Report and
Notes to Financial Statements.

# SPOUTING ROCK CAPITAL ADVISORS, LLC

## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2010

| | | |
|---|---|---|
| **REVENUES:** | | |
| Investment advisory fees | $ | 121,175 |
| Commissions | | 23,350 |
| Consulting services | | 57,584 |
| Total revenue | | 202,109 |
| **OPERATING EXPENSES:** | | |
| Salaries and wages | | 61,500 |
| Legal and professional fees | | 57,930 |
| Travel | | 18,819 |
| Regulatory fees | | 16,443 |
| Rent | | 10,523 |
| Office | | 9,157 |
| Meals and entertainment | | 8,852 |
| Amortization | | 3,144 |
| Education and training | | 3,005 |
| Telephone | | 2,253 |
| Technology | | 1,816 |
| Taxes, licenses and permits | | 1,630 |
| Conferences | | 1,701 |
| Postage and delivery | | 1,171 |
| Depreciation | | 1,121 |
| Advertising and marketing | | 701 |
| Insurance | | 552 |
| Dues and subscriptions | | 347 |
| Utilities | | 315 |
| Bank charges | | 159 |
| Total expenses | | 201,139 |
| **Net income before other income** | | 970 |
| **Other income - interest** | | 2,712 |
| **NET INCOME** | $ | 3,682 |

See Independent Auditors' Report and
Notes to Financial Statements.

# SPOUTING ROCK CAPITAL ADVISORS, LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2010

| | | |
|---|---|---|
| **MEMBERS' EQUITY, JANUARY 1** | $ | 198,678 |
| Net income | | 3,682 |
| Members contributions | | 71,000 |
| **MEMBERS' EQUITY, DECEMBER 31** | $ | 273,360 |

See Independent Auditors' Report and
Notes to Financial Statements.

# SPOUTING ROCK CAPITAL ADVISORS, LLC

## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2010

| | | |
|---|---|---|
| **OPERATING ACTIVITIES:** | | |
| Net income | $ | 3,682 |
| Adjustments to reconcile net income to net cash used by operating activities: | | |
| Depreciation and amortization | | 4,265 |
| Increase in accounts receivable | | (3,600) |
| Increase in employee advances | | (61,500) |
| Increase in prepaid expenses | | (334) |
| Increase in accounts payable | | 4,960 |
| Increase in deposits | | (9,198) |
| Net cash used by operating activities | | (61,725) |
| **FINANCING ACTIVITY - members contributions** | | 71,000 |
| **NET INCREASE IN CASH** | | 9,275 |
| **CASH AT BEGINNING OF YEAR** | | 14,574 |
| **CASH AT END OF YEAR** | $ | 23,849 |

See Independent Auditors' Report and
Notes to Financial Statements.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Business

Spouting Rock Capital Advisors, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company is located in Pennsylvania. The Company was organized as a Delaware limited liability company (LLC).

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro-rata basis over the terms of the agreements.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The transactions recorded on a settlement-date basis will not be materially different from the trade-date basis.

Income Taxes

The Company is a limited liability company for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using an estimated useful life of seven years. Amortization is provided on a straight-line basis using an estimated useful life of five years.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued**

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **EMPLOYEE ADVANCES**

The Company has registered representatives to work with the Company to bring prospects and customers to the Company. In the interim, the Company has advanced the representatives funds for living expenses. The advanced amounts are included as employee advances on the statement of financial condition. At December 31, 2010, the representatives have received a total of $238,250.

3. **COMMITMENTS**

The Company has obligations under operating leases with initial non-cancellable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2010 are listed below:

| Year Ending December 31: | | |
|---|---|---|
| 2011 | $ | 33,306 |
| 2012 | | 33,947 |
| 2013 | | 34,587 |
| 2014 | | 35,228 |
| 2015 | | 35,868 |
| | $ | 172,936 |

Rent expense for the year ended December 31, 2010 is $10,523.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $10,333, which was $5,333 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 101.37%.

5. **RELATED PARTY TRANSACTIONS**

The members contributed an additional $71,000 to the Company for the year ended December 31, 2010 which is reflected on the statement of changes in members' equity as members contributions.

6. **COMPUTATION FOR DETERMINATION OF RESERVE RQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

7. **INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

# SPOUTING ROCK CAPITAL ADVISORS, LLC

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2010**

| | SCHEDULE 1 |
|---|---|
| **TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL** | $ 273,360 |
| **DEDUCTIONS AND/OR CHARGES:** | |
| Non-allowable assets: | |
| Employee advances | (238,250) |
| Accounts receivable | (3,600) |
| Prepaid expenses | (334) |
| Furniture and equipment - net | (3,770) |
| Organizational costs - net | (3,143) |
| Deposits | (10,889) |
| Other haircuts on X-17A5 | (3,041) |
| **NET CAPITAL** | $ 10,333 |
| **AGGREGATE INDEBTEDNESS -** | |
| Accounts payable | 10,475 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -** | |
| Minimum net capital required | 5,000 |
| Excess net capital | 5,333 |
| Excess net capital at 1,000 percent | 9,286 |
| Percentage of aggregate indebtedness to net capital | 101.37% |

There is no difference in the above computation and the Company's net capital, as reported in Company's Part IIA (unaudited) FOCUS report as of December 31, 2010.

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

# INDEPENDENT ACCOUNTANTS' REPORT
## REQUIRED BY
## SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5(e)(4)
## AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members and Directors
SPOUTING ROCK CAPITAL ADVISORS, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Form SIPC-7 - pages 12 and 13 - to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Spouting Rock Capital Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Spouting Rock Capital Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Spouting Rock Capital Advisors, LLC's management is responsible for the Spouting Rock Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.

3. There were no adjustments reported in Form SIPC-7, thus, no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

5. There was no application of overpayment, thus, no difference between the current assessment and the original computation.

See Independent Auditors' Report and
Notes to Financial Statements.

863 FLAT SHOALS ROAD SE, SUITE C-369
CONYERS, GEORGIA 30094
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specific parties.

Atlanta, Georgia
February 22, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

# General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067539 FINRA DEC
SPOUTING ROCK CAPITAL ADVISORS LLC 14*14
100 MATSONFORD RD BLDG 5 STE 441
RADNOR PA 19087-4559

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Blakely Page 610-788-2128

2. A. ~~General Assessment (item 2e from page 2)~~ $ 505.-

B. Less payment made with SIPC-6 filed (exclude interest) ( 156.- )
7/29/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 349.-

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 349.-

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 349.-

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Spouting Rock Capital
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21 day of Feb., 20 11.

Managing Partner
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $202,109-

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ____

(2) Net loss from principal transactions in securities in trading accounts. ____

(3) Net loss from principal transactions in commodities in trading accounts. ____

(4) Interest and dividend expense deducted in determining item 2a. ____

(5) Net loss from management of or participation in the underwriting or distribution of securities. ____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ____

(7) Net loss from securities in investment accounts. ____

Total additions ____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ____

(2) Revenues from commodity transactions. ____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ____

(4) Reimbursements for postage in connection with proxy solicitation. ____

(5) Net gain from securities in investment accounts. ____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____ ____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____

Enter the greater of line (i) or (ii) ____

Total deductions ____

2d. SIPC Net Operating Revenues $202,109-

2e. General Assessment @ .0025 $505-
(to page 1, line 2.A.)

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

# REPORT ON INTERNAL CONTROL

**REQUIRED BY**
**SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5**
**FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM**
**(SEC) RULE 15C3-3**

To the Members and Directors
SPOUTING ROCK CAPITAL ADVISORS, LLC

In planning and performing our audit of the financial statements and supplementary schedule of Spouting Rock Capital Advisors, LLC (the "Company"), as of and for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


863 FLAT SHOALS ROAD SE, SUITE C-369
CONYERS, GEORGIA 30094
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Wade J Bowden & Company

Atlanta, Georgia
February 22, 2011

**SPOUTING ROCK CAPITAL ADVISORS, LLC**

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2010 AND INDEPENDENT
AUDITORS' REPORT

***Wade J Bowden & Company, P.C.***